Exhibit (d)(5)
EXECUTION VERSION

J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, New York 10017	JPMORGAN CHASE BANK, N.A. 270 Park Avenue New York, New York 10017
BARCLAYS CAPITAL
745 Seventh Avenue
New York, New York 10019
September 2, 2010
Blue Acquisition Sub, Inc.
c/o 3G Capital Partners Ltd.
600 Third Avenue 37th Floor
New York, New York 10016
Attention: Alexandre Behring
Project Blue
Commitment Letter
Ladies and Gentlemen:
     You have advised JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMSLLC”), Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”) and Barclays Bank PLC (“Barclays Bank”, and together with JPMCB, JPMSLLC and Barclays Capital, the “Commitment Parties”, “us” or “we”) that you, a company (the “Borrower”) newly formed by 3G Capital Partners Ltd. and its affiliates (collectively, the “Sponsor”) and owned by a newly created parent company (“Holdings”), intend to acquire, through a merger, the company you have identified to us as “Blue” (the “Target”) and consummate the other transactions described on Exhibit A hereto. Capitalized terms used but not defined herein are used with the meanings assigned to them on the Exhibits attached hereto (such Exhibits, together with this letter, collectively, the “Commitment Letter”).
1. Commitments
     In connection with the Transactions, (a) JPMCB is pleased to advise you of its several commitment to provide (i) 65% of the entire aggregate principal amount of the Senior Secured Facilities and (ii) 65% of the entire aggregate principal amount of the Bridge Facility and (b) Barclays Bank is pleased to advise you of its several commitment to provide (i) 35% of the aggregate principal amount of the Senior Secured Facilities and (ii) 35% of the aggregate principal amount of the Bridge Facility, in each case upon the terms and conditions set forth in this letter and the Summaries of Terms and Conditions, as applicable, attached as Exhibits B, C and D hereto (collectively, the “Term Sheets”).
2. Titles and Roles
     It is agreed that:

     (a) (i) JPMSLLC and Barclays Capital will act as the exclusive lead arrangers and bookrunners for the Senior Secured Facilities (each, acting in such capacities, a “Senior Lead Arranger” and collectively, the “Senior Lead Arrangers”) and (ii) JPMCB will act as sole administrative agent for the Senior Secured Facilities; and
     (b) (i) JPMSLLC and Barclays Capital will act as the exclusive lead arrangers and bookrunners for the Bridge Facility (each, acting in such capacities, a “Bridge Lead Arranger” and collectively, the “Bridge Lead Arrangers;” the Bridge Lead Arrangers, together with the Senior Lead Arrangers, the “Lead Arrangers”) and (ii) JPMCB will act as sole administrative agent for the Bridge Facility.
     It is further agreed that (A) JPMSLLC will have “left” placement and Barclays Capital will be placed immediately to the right of JMPSI in any marketing materials or other documentation used in connection with the Senior Secured Facilities and (B) JPMSLLC will have “left” placement and Barclays Capital will be placed immediately to the right of JMPSI in any marketing materials or other documentation used in connection with the Bridge Facility. You may appoint one additional co-manager and may allocate commitments hereunder with respect to the Credit Facilities and corresponding compensatory economics in connection with each such Credit Facility to such person, provided that (x) the commitment of JPMCB under each of the Credit Facilities and the corresponding compensatory economics in connection with each such Credit Facility shall not be less than 65% of each Credit Facility unless agreed by JPMCB and (y) the commitment of Barclays Bank under each of the Credit Facilities and the corresponding compensatory economics in connection with each such Credit Facility shall not be less than 35% of each Credit Facility unless agreed by Barclays Bank. You agree that, except as set forth in the immediately preceding sentence, no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheets and Fee Letter referred to below) will be paid in connection with the Credit Facilities unless you and we shall so reasonably agree (it being understood and agreed that no other agents, co-agents, arrangers or bookrunners shall be entitled to greater economics in respect of the Credit Facilities than the Commitment Parties).
3. Syndication
     We intend to syndicate the Credit Facilities to a group of lenders identified by us in consultation with you (together with JPMCB and Barclays Bank, the “Lenders”). The Commitment Parties intend to commence syndication efforts promptly, and you agree actively to assist (and using your commercially reasonable efforts to cause the Target to actively assist) the Commitment Parties in completing a syndication that is reasonably satisfactory to the Commitment Parties and you. Such assistance shall include (A) using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing banking relationships and the existing banking relationship of the Sponsor, (B) direct contact between your senior management and advisors and the proposed Lenders (and using your commercially reasonable efforts to ensure such contact between senior management of the Target and the proposed Lenders) in all such cases at times mutually agreed upon, (C) your assistance (and using your commercially reasonable efforts to cause the Target to assist) in the preparation of a customary confidential information memorandum (the “Confidential Information Memorandum”) and other marketing materials to be used in connection with the syndication, (D) the hosting, with the Commitment Parties, of one or more meetings of prospective Lenders at times and locations to be mutually agreed (and using your commercially reasonable efforts to cause the officers of the Target to be available for such meetings), (E) using your commercially reasonable efforts to obtain (x) corporate credit and/or corporate family ratings for the Borrower and (y) ratings for the Credit Facilities and the Senior Notes, in each case from each of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) at least 30 days prior to the Closing Date, and (F) there being no competing offering, placement or arrangement of any debt securities (other than the Senior Notes or debt securities issued in lieu of the

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Senior Notes) or bank financing (other than the Credit Facilities) by or on behalf of you or Holdings or the Target and its subsidiaries if such debt securities or bank financing would have, in the reasonable good faith judgment of the Lead Arrangers, a materially detrimental effect upon the primary syndication of the Credit Facilities. Upon the request of any Commitment Party, you will use your commercially reasonable efforts to cause the Target to furnish, or cause to be furnished, to such Commitment Party an electronic version of the Target’s trademarks, service marks and corporate logo for use in marketing materials for the purpose of facilitating the syndication of the Credit Facilities (the “License”); provided, however, that the License shall be used solely for the purpose described above, is granted without any fee and may not be assigned or transferred. Without limiting your obligations to assist with syndication efforts as set forth in this paragraph, we agree that (except for purposes of determining whether a Successful Syndication has been achieved under the market flex provisions of the Fee Letter) we will not be released from our commitment hereunder in connection with any syndication or assignment to any Lender unless (A) (i) you have consented to such syndication or assignment in writing (such consent not to be unreasonably withheld or delayed) and (ii) any such Lender has entered into an amendment or joinder with respect to this Commitment Letter committing to provide a portion of the Credit Facilities (in which case our commitments hereunder shall be reduced at such time by an amount equal to the commitment assumed by such Lender) or (B) such Lender shall have entered into the applicable Credit Facilities Documentation and funded the portion of the Credit Facilities required to be funded by it on the Closing Date.
     The Commitment Parties, in their capacity as such, will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when the Lenders’ commitments will be accepted, which Lenders will participate, the allocation of the commitments among the Lenders (subject to your rights of appointment as specified above) and the amount and distribution of fees among the Lenders. To assist the Commitment Parties in their syndication efforts, you agree promptly to prepare and provide to the Commitment Parties (and use commercially reasonable efforts to cause the Target to provide to the Commitment Parties) all information with respect to Holdings and you and the Target and its subsidiaries and the Acquisition, including all financial information and Projections (as defined below), as the Commitment Parties may reasonably request in connection with the arrangement and syndication of the Credit Facilities. Without limiting your obligation to assist with syndication efforts as set forth herein, the Commitment Parties agree that neither the commencement nor completion of the syndication of the Credit Facilities shall constitute a condition to the availability of the Credit Facilities on the Closing Date or at any time thereafter.
     At the request of the Commitment Parties, you agree to assist (and use commercially reasonable efforts to cause the Target to assist) in the preparation of a version of the Confidential Information Memorandum consisting exclusively of information and documentation with respect to you and your affiliates, the Target and its subsidiaries and the Acquisition that is either publicly available or not material with respect to you and your affiliates, the Target and its subsidiaries, any of your or their respective securities or the Acquisition for purposes of United States federal and state securities laws. It is understood that in connection with your assistance described above, authorization letters will be included in any Confidential Information Memorandum whereby you authorize the distribution of such Confidential Information Memorandum to prospective Lenders, containing a representation by you to the Commitment Parties that the Confidential Information Memorandum does not include any such material non-public information and exculpating you, the Sponsor and us with respect to any liability related to the use of the contents of such Confidential Information Memorandum or any related marketing material by the recipients thereof. You acknowledge and agree that the following documents may be distributed (unless you promptly notify us otherwise) to potential Lenders that do not wish to receive material non-public information with respect to the Borrower or the Target and their respective securities (each, a “Public Lender”): (a) drafts and final definitive documentation with respect to the Credit Facilities; (b)

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administrative materials prepared by the Commitment Parties for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) notification of changes in the terms of the Credit Facilities. You also agree to use commercially reasonable efforts to identify that portion of any other Information to be distributed to Public Lenders by clearly and conspicuously marking such materials “PUBLIC.”
4. Information
     You hereby represent, warrant and covenant that (with respect to Information and Projections relating to the Target and its subsidiaries, to your knowledge) (a) all written information, other than the Projections and information of a general economic or industry specific nature (the “Information”), that has been or will be made available to us by you or any of your representatives in connection with the transactions contemplated hereby, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements thereto) and (b) the financial projections and other forward-looking information (the “Projections”) that have been or will be made available to us by you or any of your representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Commitment Parties that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). You agree that if, at any time prior to the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect, in any material respect if the Information and Projections were being furnished, and such representations were being made at such time, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries, will use commercially reasonable efforts to) promptly supplement the Information and the Projections so that (with respect to Information and Projections relating to the Target and its subsidiaries, to your knowledge) such representations are correct, in all material respects, under those circumstances. You understand that in arranging and syndicating the Credit Facilities we may use and rely on the Information and Projections without independent verification thereof.
5. Fees
     As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to cause to be paid the nonrefundable fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”) on the terms and subject to the conditions set forth therein.
6. Conditions
     Each Commitment Party’s commitments and agreements hereunder are subject to the conditions set forth in this Section 6, on Exhibit D and in Exhibit B under the heading “CERTAIN CONDITIONS – Initial Conditions” and Exhibit C under the heading “CERTAIN CONDITIONS – Conditions Precedent” (as applicable). Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Facilities Documentation (as defined in Exhibit D) or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (a) the only representations relating to Holdings, you and the Target and its subsidiaries and their respective businesses, the accuracy of which shall be a condition to availability of the Credit Facilities on the Closing Date, shall be (i) such of the representations made by the Target in the Purchase Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Purchase Agreement as a result of a breach of such representations in the Purchase Agreement (the “Purchase Agreement Representations”) and (ii) the Specified Representations (as defined below), and (b) the terms

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of the Credit Facilities Documentation shall be in a form such that they do not impair availability of the Credit Facilities on the Closing Date if the conditions set forth in this Commitment Letter are satisfied (it being understood that, to the extent any collateral (including the creation or perfection of any security interest) referred to in the Term Sheets is not or cannot be provided on the Closing Date (other than the pledge and perfection of the security interest in the capital stock of the Borrower and domestic subsidiaries of the Borrower with respect to which a lien may be perfected by the delivery of a stock certificate (to the extent required under the Term Sheet) and other assets pursuant to which a lien may be perfected solely by the filing of a financing statement under the Uniform Commercial Code) after your use of commercially reasonable efforts to do so or without undue burden or expense, then the provision of any such collateral shall not constitute a condition precedent to the availability of the Credit Facilities on the Closing Date, but may instead be provided after the Closing Date pursuant to arrangements to be mutually agreed). For purposes hereof, “Specified Representations” means the representations and warranties referred to in the Term Sheets relating to corporate existence and qualification, power and authority, due authorization, execution and delivery and the enforceability of the Credit Facilities Documentation, in each case as they relate to the entering into and performance of the Credit Facilities Documentation, effectiveness, validity and perfection of first priority liens under the security documents (subject to permitted liens as set forth in the Credit Facilities Documentation and the limitations set forth in the preceding sentence), no conflicts with organizational documents, use of proceeds, solvency of the Borrower and its subsidiaries on a consolidated basis on the Closing Date, Federal Reserve margin regulations, the Investment Company Act and status of the Credit Facilities and the guaranties thereof as senior debt. Notwithstanding anything in this Commitment Letter, the Fee Letter, the Credit Facilities Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Credit Facilities on the Closing Date are set forth in each of the relevant Term Sheets under the heading “CERTAIN CONDITIONS–Initial Conditions” (in the case of Exhibit B) or “CERTAIN CONDITIONS–Conditions Precedent” (in the case of Exhibit C) and in Exhibit D. This paragraph, and the provisions herein, shall be referred to as the “Conditionality Provision”.
7. Indemnification and Expenses
     You agree (a) to indemnify and hold harmless the Commitment Parties, their affiliates and their respective directors, officers, employees, advisors, agents and other representatives (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Credit Facilities, the use of the proceeds thereof and the Acquisition and the Transactions or any claim, litigation, investigation or proceeding (a “Proceeding”) relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each indemnified person upon demand for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses (i) to the extent they are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from the willful misconduct, bad faith or gross negligence of, such indemnified person, (ii) to the extent they are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from a material breach of the obligations of such indemnified person under this Commitment Letter or the Credit Facilities Documentation or (iii) arising out of or in connection with any claim, litigation, investigation or proceeding that does not involve an act or omission of you or any of your affiliates (as found by a final, nonappealable judgment of a court of competent jurisdiction) and that is brought by an indemnified person against any other indemnified person and (b) to reimburse each Commitment Party and its affiliates for all reasonable out-of-pocket expenses that have been invoiced prior to the Closing Date or following termination or expiration of the commitments hereunder (including

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due diligence expenses, syndication expenses, travel expenses, and the fees, charges and disbursements of one counsel to the Commitment Parties and, if necessary, of a single local and regulatory counsel to the Commitment Parties in each relevant jurisdiction) incurred in connection with each of the Credit Facilities and any related documentation (including this Commitment Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof (collectively, the “Expenses”); provided that, except as set forth in the Fee Letter, you shall not be required to reimburse any of the Expenses in the event the Closing Date does not occur. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from the gross negligence, bad faith or willful misconduct of such indemnified person (or any of its related parties). None of the indemnified persons or you, Holdings, the Target or any of your or their respective affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letter, the Credit Facilities or the transactions contemplated hereby; provided that nothing contained in this sentence shall limit your indemnity obligations to the extent set forth in this Section 7.
8. Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities
     You acknowledge that each Commitment Party (or its affiliates) is a full service securities firm and such person may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of you, Holdings, the Target, your or their respective affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. In addition, none of the Commitment Parties and none of their respective affiliates will use confidential information obtained from you or your affiliates or on your or their behalf by virtue of the transactions contemplated hereby in connection with the performance by the Commitment Parties and their respective affiliates of services for other companies or other persons and none of the Commitment Parties or their respective affiliates will furnish any such information to any of their other customers. You also acknowledge that the Commitment Parties and their respective affiliates have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies or other persons.
     You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties have advised or are advising you on other matters and you hereby waive, to the fullest extent permitted by law, any claims you may have against the Commitment Parties for breach, or alleged breach, of fiduciary duty, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Commitment Parties, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that the Commitment Parties are engaged in a broad range of transactions that may involve interests that differ from your interests and that the Commitment Parties have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate; (f) each Commitment Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (g) none of the Commitment Parties has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein or in any other express writing executed and delivered by such Commitment Party and the Borrower.

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9. Confidentiality
     This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) you and your officers, directors, employees, affiliates, members, partners, stockholders, attorneys, accountants, agents and advisors and, on a confidential basis, those of the Target and its subsidiaries and the Target itself (provided that the Fee Letter and its terms and substance shall only be disclosed to the Target and its officers, directors, employees, attorneys, accountants, agents or advisors in customary redacted form), (b) in any legal, judicial or administrative proceeding or as otherwise required by law or regulation or as requested by a governmental authority (in which case you agree, to the extent permitted by law, to inform us promptly in advance thereof), (c) upon notice to the Commitment Parties, this Commitment Letter and the existence and contents hereof (but not the Fee Letter or the contents thereof other than the existence thereof and the contents thereof as part of projections, pro forma information and a generic disclosure of aggregate sources and uses to the extent customary in marketing materials and other disclosures) may be disclosed in any prospectus or offering memoranda relating to the Senior Notes, in any syndication or other marketing material in connection with the Credit Facilities or in connection with any public filing requirement, (d) the Term Sheets may be disclosed to potential Lenders and to any rating agency in connection with the Acquisition and (e) if the Commitment Parties consent to such proposed disclosure; provided that the foregoing restrictions shall cease to apply in respect to the existence and contents of this Commitment Letter (but not in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.
     The Commitment Parties and their affiliates shall use all nonpublic information received by them in connection with the Acquisition and the related transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party and its affiliates from disclosing any such information (a) to rating agencies, (b) to any Lenders or participants or prospective Lenders or participants, (c) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable law or regulations (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (d) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party or its affiliates shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent lawfully permitted to do so), (e) to the employees, legal counsel, independent auditors, professionals and other experts or agents of such Commitment Party or its affiliates (collectively, “Representatives”) who need to know such information in connection with the Acquisition and related transactions and are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (f) to any of its respective affiliates (provided that any such affiliate is advised of its obligation to retain such information as confidential, and such Commitment Party shall be responsible for its affiliates’ compliance with this paragraph) solely in connection with the Acquisition and the related transactions, (g) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter and (h) for purposes of establishing a “due diligence” defense; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and each Commitment Party, including, without limitation, as agreed in any confidential information memorandum or other marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of

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such type of information. The Commitment Parties’ obligations under this paragraph shall automatically terminate upon the earlier of (i) two years from the date of termination of the commitments and agreements of the Commitment Parties hereunder and (ii) the date the Credit Facilities Documentation becomes effective, at which time any confidentiality undertaking in the Credit Facilities Documentation shall supersede the provisions of this paragraph.
10. Miscellaneous
     This Commitment Letter shall not be assignable by any party hereto (except (i) by you to one or more of your subsidiaries immediately prior to or otherwise substantially concurrently with the consummation of the Acquisition and (ii) by the Commitment Parties as set forth in clause (A) of the last sentence of the first paragraph of Section 3) without the prior written consent of each other party hereto (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons to the extent expressly set forth herein. Subject to Section 3 above, the Commitment Parties reserve the right to employ the services of their affiliates in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates certain fees payable to the Commitment Parties in such manner as the Commitment Parties and their affiliates may agree in their sole discretion (provided that the relevant Commitment Party shall remain ultimately liable for the performance of such services). This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or electronic transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us and you with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York; provided, however, that the interpretation of the definition of Material Adverse Effect (and whether or not a Material Adverse Effect has occurred) shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.
     You and we hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or Federal court sitting in the Borough of Manhattan in the City of New York over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder. You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You and we hereby irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder.
     Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes names, addresses, tax identification numbers and other information that will allow such Lender to identify the Borrower and each Guarantor in accordance with

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the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Commitment Parties and each Lender.
     The indemnification, fee (if applicable in accordance with the terms hereof and the Fee Letter), expense, jurisdiction, syndication and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to (a) assistance to be provided in connection with the syndication thereof and (b) confidentiality of the Fee Letter and the contents thereof) shall automatically terminate and be superseded by the provisions of the Credit Facilities Documentation upon the initial funding thereunder (or, in the case any Senior Notes are issued on the Closing Date, upon the initial funding of the Senior Secured Facilities only), and you shall automatically be released from all liability in connection therewith at such time. You may terminate the Commitment Parties’ commitments hereunder at any time subject to the provisions of the preceding sentence.
     Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.
     If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letter by returning to us executed counterparts of this Commitment Letter and of the Fee Letter not later than 5:00 p.m., New York City time, on September 2, 2010. This offer will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence. In the event that the initial borrowing under the Credit Facilities does not occur on or before the Expiration Date, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our discretion, agree to an extension. “Expiration Date” means the earliest of (i) March 2, 2011 and (ii) the irrevocable termination prior to closing of the Acquisition of the Purchase Agreement.

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     We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours, JPMORGAN CHASE BANK, N.A.
By:	/s/ Eric H. Pratt
	Name:	Eric H. Pratt
	Title:	Vice President

J.P. MORGAN SECURITIES LLC
By:	/s/ Gerry Murray
	Name:	Gerry Murray
	Title:	Managing Director

BARCLAYS BANK PLC
By:	/s/ Benjamin Burton
	Name:	Benjamin Burton
	Title:	Managing Director

Commitment Letter Signature Page

Accepted and agreed to as of the date
first written above:
BLUE ACQUISITION SUB, INC.

By:	/s/ Daniel Schwartz
	Name:	Daniel Schwartz
	Title:	Vice President and Secretary

Commitment Letter Signature Page

EXHIBIT A
PROJECT BLUE
TRANSACTION SUMMARY
     Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in Exhibits B, C and D thereto.
     3G Capital Partners Ltd. and its affiliates (collectively, the “Sponsor”) have newly formed Blue Acquisition Holding Corporation (“Holdings”) and its wholly owned subsidiary Blue Acquisition Sub, Inc. (the “Borrower”), for the purpose of having the Borrower acquire (the “Acquisition”) the company identified to us as “Blue” (the “Target”) through a merger transaction or by means of the purchase of a majority of the shares of the Target pursuant to a cash tender offer, a subsequent issuance of additional shares by the Target to the Borrower (if necessary) and the subsequent consummation of a short-form merger (the “Short-Form Merger”), in each case pursuant to an Agreement and Plan of Merger (together with all exhibits, schedules and disclosure letters thereto, the “Purchase Agreement”) dated as of September 2, 2010 between the Target, Holdings and the Borrower. In connection therewith, it is intended that:
     (a) The Borrower will obtain senior secured credit facilities (the “Senior Secured Facilities”) in an aggregate amount of $1,900 million comprised of (i) a $1,750 million term loan facility, and (ii) a $150 million revolving credit facility, each as described in Exhibit B.
     (b) The Borrower will either (i) issue and sell senior unsecured notes (the “Senior Notes”) in a Rule 144A or other private placement on the Closing Date yielding at least $900 million in gross cash proceeds on or prior to the Closing Date, or (ii) if and to the extent the Borrower does not, or it is unable to, issue Senior Notes yielding at least $900 million in gross cash proceeds on or prior to the Closing Date, obtain up to $900 million, less the amount of the Senior Notes, if any, issued on or prior to the Closing Date, in loans under a new senior unsecured bridge facility as described in Exhibit C (the “Bridge Facility” and, together with the Senior Secured Facilities, the “Credit Facilities”).
     (c) The proceeds of the Credit Facilities and the Senior Notes and/or Bridge Facility on the Closing Date will be applied (i) to refinance certain existing indebtedness of the Target, (ii) to pay the cash consideration for the Acquisition and (iii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”).
     The transactions described above are collectively referred to herein as the “Transactions”. For purposes of this Commitment Letter and the Fee Letter, “Closing Date” shall mean the date of the satisfaction or waiver of the conditions set forth in Exhibit D and the initial funding of the relevant Credit Facilities.

EXHIBIT B
PROJECT BLUE
$1,900 million
Senior Secured Facilities
Summary of Terms and Conditions
     Set forth below is a summary of the principal terms and conditions for the Senior Secured Facilities. The definitive documentation for the Senior Secured Facilities will not contain any principal terms other than those set forth or referred to in this Exhibit B, the Commitment Letter to which this Exhibit B is attached or the Fee Letter. Capitalized terms used but not defined shall have the meanings set forth in the Commitment Letter to which this Exhibit B is attached and in Exhibits A, C and D attached thereto.
1. PARTIES

Borrower:	Initially, Blue Acquisition Sub, Inc., a Delaware corporation and, following the Acquisition, the Target as the survivor of the merger contemplated thereby (the “Borrower”).

Guarantors:	Holdings and each of the Borrower’s direct and indirect, existing and future, domestic material wholly-owned subsidiaries (the “Guarantors”; together with the Borrower, the “Loan Parties”).

Lead Arrangers and Bookrunners:	J.P. Morgan Securities LLC (“JPMSLLC”) and Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”; together with JPMSLLC in such capacity, the “Senior Lead Arrangers”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”).

Lenders:	A syndicate of banks, financial institutions and other entities arranged by the Commitment Parties in consultation with the Borrower (collectively, the “Lenders”).
2. TYPES AND AMOUNTS OF SENIOR SECURED FACILITIES
A. Term Loan Facility

Type and Amount:	A term loan facility (the “Term Loan Facility”) in the amount of $1,750 million (the loans thereunder, the “Term Loans”).

Maturity and Amortization:	The Term Loans will mature on the date that is six years after the Closing Date (the “Term Maturity Date”).

The Term Loans shall be repayable in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the Term Loan Facility. The balance of the Term Loans will be payable on the Term Maturity Date.

Availability:	The Term Loans shall be made in a single drawing on the Closing Date. Repayments and prepayments of the Term Loans may not be reborrowed.

Use of Proceeds:	The proceeds of the Term Loans will be used to finance a portion of the Transactions.
B. Revolving Facility:

Type and Amount:	A five-year revolving facility (the “Revolving Facility”; the commitments thereunder, the “Revolving Commitments”) in the initial amount of $150 million (the loans thereunder, together with (unless the context otherwise requires) the Swingline Loans referred to below, the “Revolving Loans”; and together with the Term Loans, the “Loans”).

Availability and Maturity:	The Revolving Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the date that is five years after the Closing Date (the “Revolving Termination Date”). The Revolving Commitments and the Revolving Loans will mature on the Revolving Termination Date. No more than $50 million of Revolving Loans may be borrowed on the Closing Date to finance the Acquisition and related transactions and to pay the Transaction Costs. Additionally, Letters of Credit may be issued on the Closing Date in order to backstop or replace letters of credit outstanding on the Closing Date under the facilities no longer available to the Borrower or the Target or any of their respective affiliates as of the Closing Date.

Letters of Credit:	A portion of the Revolving Facility not in excess of $75 million shall be available for the issuance of letters of credit (the “Letters of Credit”) by the Administrative Agent or other Lenders reasonably satisfactory to the Borrower (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance unless consented to by the Issuing Lender and (b) five business days prior to the Revolving Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Loans) within one business day. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Facility shall be irrevocably and unconditionally obligated to fund participations in the reimbursement obligations on a pro rata basis.

Swingline Loans:	A portion of the Revolving Facility not in excess of $25 million shall be available for swingline loans (the “Swingline Loans”) from the Administrative Agent (in such capacity, the “Swingline Lender”) on same-day notice. Any Swingline Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall be irrevocably and unconditionally required to purchase, under certain circumstances, a participation in each Swingline Loan on a pro rata basis.

Use of Proceeds:	The proceeds of the Revolving Loans shall be used to finance a portion of the Transactions and finance the working capital needs and general corporate purposes of the Borrower and its subsidiaries.

C. Incremental Facility:	The Senior Secured Facilities will permit the Borrower to add one or more incremental term loan facilities to the Senior Facilities (each, an “Incremental Term Facility”) and/or increase commitments under the Revolving Facility (any such increase, an “Incremental Revolving Facility”; together with any Incremental Term Facilities, the “Incremental Facilities”) in an aggregate principal amount of up to (a) $450 million plus (b) the amount of any voluntary prepayments of the Term Loan Facility or voluntary permanent reduction of the Revolving Commitments; provided that (i) no Lender will be required to participate in any such Incremental Facility, (ii) no event of default or default exists or would exist after giving effect thereto, (iii) after giving effect to the borrowings thereunder to be made on the effective date thereof and other permitted pro forma adjustment events and any permanent repayment of indebtedness after the beginning of the relevant determination period but prior to or simultaneous with such borrowing, (x) the Borrower shall be in compliance on a pro forma basis with the financial covenants in the Senior Secured Credit Documentation for the most recently ended fiscal quarter of the Borrower for which such covenants were calculated and (y) the Senior Secured Leverage Ratio (to be defined in a manner to be mutually agreed) of the Borrower shall be no greater than the Senior Secured Leverage Ratio of the Borrower on the Closing Date, (iv) the representations and warranties shall be true and correct in all material respects immediately prior to, and after giving effect to, the incurrence of such Incremental Facility, (v) the maturity date and weighted average life to maturity of any such Incremental Term Facility shall be no earlier than the maturity date and weighted average life to maturity, respectively, of the Term Loan Facility, (vi) the interest rates and amortization schedule applicable to any Incremental Term Facility shall be determined by the Borrower and the lenders thereunder; provided that the all-in yield (whether in the form of interest rate margins, original issue discount, upfront fees or LIBOR/ABR floors) applicable to any Incremental Facility will not be more than 0.25% higher than the corresponding all-in yield (giving effect to interest rate margins, original issue discount, upfront fees and LIBOR/ABR floors) for the existing Term Loan Facility or Revolving Facility, as the case may be, unless the interest rate margins with respect to the existing Term Loan Facility or Revolving Facility, as the case may be, is increased by an amount equal to the difference between the all-in yield with respect to the Incremental Facility and the corresponding all-in yield on the existing Term Loan Facility or Revolving Facility, as the case may be, minus, 0.25% and (vii) any Incremental Revolving Facility shall be on terms (other than pricing) and pursuant to documentation applicable to the Revolving Facility (including the maturity date in respect thereof) and any Incremental Term Facility shall be on terms and pursuant to documentation to be determined, provided that, to the extent such terms and documentation are not consistent with, in the case of an Incremental Term Facility the Term Loan Facility (except to the extent permitted by clause (v) or (vi) above), they shall be reasonably satisfactory to the Administrative Agent.
3. CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments and Commitment Reductions:
Loans may be prepaid and commitments may be reduced, in whole or in part without premium or penalty, in minimum amounts to be agreed, at the option of the Borrower at any time upon one day’s (or, in the case of a prepayment of Eurodollar Loans, three days’) prior notice, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Eurodollar Loans (as defined in Annex I) prior to the last day of the relevant interest period. Optional prepayments of the Term Loans shall be applied as directed by the Borrower.

Mandatory Prepayments:	Mandatory repayments of Term Loans shall be required from:

(a) 100% of the net cash proceeds from any non-ordinary course sale or other disposition of assets (including as a result of casualty or condemnation) by the Loan Parties and their restricted subsidiaries in excess of an amount to be agreed and subject to the right of the Borrower to reinvest such proceeds if such proceeds are reinvested (or committed to be reinvested) within 12 months and, if so committed to reinvestment, reinvested within 180 days thereafter, and other exceptions to be agreed;

(b) 100% of the net cash proceeds from issuances or incurrences of debt by the Loan Parties and their restricted subsidiaries (other than indebtedness permitted by the Senior Secured Credit Facilities); and

(c) 50% (with stepdowns to 25% and 0% based upon achievement of a Total Leverage Ratio (to be defined in a manner to be mutually agreed) to be agreed) of annual Excess Cash Flow (to be defined in a manner to be mutually agreed) of the Loan Parties and their restricted subsidiaries; provided that any voluntary prepayments of Term Loans, other than prepayments funded with the proceeds of incurrences of indebtedness, shall be credited against Excess Cash Flow prepayment obligations on a dollar-for-dollar basis.

All mandatory repayments of Term Loans will be applied first to scheduled installments thereof occurring within the next 12 months in direct order of maturity and second ratably to the remaining respective installments thereof. Mandatory prepayments of the Term Loans may not be reborrowed.
4. COLLATERAL

Collateral:	Subject to exclusions and limitations to be agreed and subject to the Conditionality Provision, the obligations of the Borrower and each Guarantor in respect of the Credit Facilities and any swap agreements and cash management arrangements provided by any Lender (or any affiliate of a Lender) shall be secured by a perfected first priority security interest in all of its tangible and intangible assets (collectively, the “Collateral”) (including, without limitation, U.S. registered intellectual property, real property and all of the capital stock of the Borrower and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries).

Notwithstanding anything to the contrary, the Collateral shall exclude the following: (i) fee owned real properties with a value of less than an amount to be agreed (with any required mortgages being permitted to be delivered post-closing) and all leasehold interests, (ii) motor vehicles and other assets subject to certificates of title, letter of credit rights and commercial tort claims, (iii) assets specifically requiring perfection through control agreements (i.e., cash, deposit accounts or other bank or securities accounts, etc.), (iv) those assets over which the granting of security interests in such assets would be prohibited by contract, applicable law or regulation or the organizational documents of any non-wholly owned subsidiary (including permitted liens, leases and licenses) (in each case only to the extent that such contractual provisions are not rendered ineffective by applicable law or otherwise unenforceable), (v)

those assets as to which the Administrative Agent and the Borrower agree that the cost of obtaining a security interest therein or perfection thereof are excessive in relation to the value to the Lenders of the security to be afforded thereby and (vi) other exceptions to be mutually agreed upon.

All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to customary documentation, and none of the Collateral shall be subject to any other pledges, security interests or mortgages, subject to customary exceptions (including customary permitted liens) as otherwise agreed upon.
5. CERTAIN CONDITIONS

Initial Conditions:	The availability of the Senior Secured Facilities on the Closing Date will be subject only to (a) the conditions precedent set forth in Section 6 of the Commitment Letter and on Exhibit D, and (b) the accuracy in all material respects of the representations and warranties (subject to the Conditionality Provision).

On-Going Conditions:	After the Closing Date, the making of each Loan or the issuance of a Letter of Credit shall be conditioned upon (a) the accuracy in all material respects (and in all respects if qualified by materiality) of all representations and warranties in the definitive documentation for the Senior Secured Facilities and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit.
6. DOCUMENTATION

Senior Secured Credit Documentation:	The definitive documentation for the Senior Secured Facilities (the “Senior Secured Credit Documentation”) shall be consistent with this Term Sheet, shall contain mandatory prepayments, representations, warranties, affirmative and negative covenants and events of default expressly set forth in this Term Sheet and shall otherwise be consistent with the Target’s existing Amended and Restated Credit Agreement, dated as of February 15, 2006, (the “Existing Credit Agreement”) with materiality thresholds, exceptions, qualifications and baskets to be mutually agreed, giving due regard to (i) the Existing Credit Agreement, (ii) then prevailing market conditions and practices, (iii) the operational requirements of the Borrower and its subsidiaries in light of their size, industry and practices and the Projections and (iv) the Sponsor Model.

Financial Covenants:	Limited to:

(a) A maximum Total Leverage Ratio (to be defined in a manner to be mutually agreed) at levels to be agreed and with a Covenant Cushion (as defined in Annex III to the Fee Letter) above the EBITDA levels set forth in the Sponsor model delivered to the Senior Lead Arrangers on August 30, 2010 (the “Sponsor Model”).

(b) A minimum Interest Coverage Ratio (to be defined in a manner to be mutually agreed) at levels to be agreed and with a Covenant Cushion above the EBITDA levels set forth in the Sponsor Model.

The first test date for the foregoing financial covenants shall be the last day of the first full fiscal quarter of the Borrower following the Closing Date. The foregoing levels shall be adjusted to take into account any “flex” imposed by the Commitment Parties pursuant to the Fee Letter.

For purposes of determining compliance with the financial covenants, any cash equity contribution (which equity shall be common equity or qualified preferred equity) made to the Borrower on or prior to the day that is 10 business days after the day on which financial statements are required to be delivered for any fiscal quarter will, at the request of the Borrower, be included in the calculation of EBITDA for the purposes of determining compliance with such financial covenants at the end of such fiscal quarter and applicable subsequent periods which include such fiscal quarter (any such equity contribution so included in the calculation of EBITDA, a “Specified Equity Contribution”); provided that, (a) there shall be no more than two quarters in each four consecutive fiscal quarter period in respect of which a Specified Equity Contribution is made and no more than four Specified Equity Contributions shall be made during the term of the Senior Secured Facilities, (b) the amount of any Specified Equity Contribution shall be no more than the amount required to cause the Borrower to be in pro forma compliance with the financial covenants specified above, (c) the Specified Equity Contributions shall be counted solely for the purposes of the financial covenants and shall not be included for the purposes of determining the availability or the amount of any covenant baskets or carve-outs and (d) Specified Equity Contributions may not reduce debt for purposes of calculating the financial covenants.

Unrestricted Subsidiaries:	The Senior Secured Credit Documentation will contain provisions pursuant to which, subject to limitations on investments, loans, advances and guarantees and other customary conditions and provisions to be agreed, the Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary. Unrestricted subsidiaries will not be subject to the affirmative or negative covenant or event of default provisions of the definitive credit documentation, and the results of operations and indebtedness of unrestricted subsidiaries will not be taken into account for purposes of determining compliance (to the extent applicable) with the negative covenants and financial ratios contained in the Senior Secured Credit Documentation.

Representations and Warranties:	Limited to the following to be applicable to the Borrower and its restricted subsidiaries: financial statements (including pro forma financial statements); no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Senior Secured Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; intellectual property; taxes; Federal Reserve regulations; labor matters; ERISA; Investment Company Act and other regulations; subsidiaries; use of proceeds; environmental matters; accuracy of disclosure; creation and perfection of security interests; solvency; status of Senior Secured Facilities as senior debt; Regulation H; and delivery of certain documents, subject, in the case of each of the foregoing representations and warranties, to qualifications and limitations for materiality to be agreed.

Affirmative Covenants:	Limited to the following to be applicable to the Borrower and its restricted subsidiaries: delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates and other information requested by the Lenders; payment of taxes; maintenance of existence and material rights and privileges; compliance with laws; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; ERISA; and further assurances (including, without limitation, with respect to security interests in after-acquired property), subject, in the case of each of the foregoing covenants, to exceptions and qualifications to be agreed.

Negative Covenants:	Limited to the following to be applicable to the Borrower and its restricted subsidiaries: limitations on: indebtedness (including guarantee obligations); liens; mergers, consolidations, liquidations and dissolutions; sales of assets (provided that the Borrower shall be permitted to sell company-owned restaurants to franchisees, subject to restrictions to be agreed); dividends and other payments in respect of capital stock; capital expenditures (with an annual limit of $160 million (if the Rent-Adjusted Leverage Ratio (as defined in the Existing Credit Agreement) is greater than or equal to 5.0 to 1.0), $180 million (if the Rent-Adjusted Leverage Ratio is greater than or equal to 4.0 to 1.0 but less than 5.0 to 1.0) and $220 million (if the Rent-Adjusted Leverage Ratio is less than 4.0 to 1.0) in each case with non-cumulative carry forwards of 50% of unused capital expenditures); acquisitions, investments, loans and advances; payments and modifications of the Senior Notes and subordinated debt instruments (with exceptions for AHYDO “catch-up” payments, if applicable); transactions with affiliates; speculative hedging arrangements (with exceptions for hedging of interest rates, commodities, currencies, general economic conditions, raw materials prices, revenue streams and business performance and other exceptions to be agreed); negative pledge clauses and clauses restricting subsidiary distributions; and changes in lines of business, subject, in the case of each of the foregoing covenants, to exceptions, qualifications and, as appropriate, baskets to be agreed.

Events of Default:	Limited to the following to be applicable to the Borrower and its restricted subsidiaries: nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of a representation or warranty when made; violation of a covenant (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default to material indebtedness; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee, security document or subordination provisions or non-perfection of security interest; changes in the passive holding company status of Holdings; and a change of control (the definition of which is to be agreed upon).

Voting, Assignments and Participations, Yield Protection:
The Lenders will be permitted to assign (a) loans under the Term Loan Facility with the consent of the Borrower (not to be unreasonably withheld or delayed) and (b) loans and commitments under the Revolving Facility with the consent of the Borrower (not to be unreasonably withheld or delayed), the Swingline Lender and the principal Issuing Lenders; provided that no consent of the Borrower shall be required (i) after the occurrence and during the continuance of a payment or bankruptcy event of default (with respect to the Borrower) or (ii) in the case of Term Loans, for assignments of loans to any existing Lender or an affiliate of an existing Lender. All assignments will require the consent of the Administrative Agent unless such assignment is an assignment of loans under the Term Loan Facility to another Lender, an affiliate of a Lender or an approved fund, not to be unreasonably withheld or delayed. Each assignment will be in an amount of an integral multiple of $1 million with respect to the Term Loan Facility and $5 million with respect to the Revolving Facility or, in each case, if less, all of such Lender’s remaining loans and commitments of the applicable class. Assignments will be by novation and will not be required to be pro rata among the Senior Secured Facilities.

The Lenders will be permitted to sell participations in Term Loans without restriction, other than as set forth in the next sentence, and in accordance with applicable law. Voting rights of participants shall be limited to matters in respect of (a) increases in commitments participated to such participants, (b) reductions of principal, interest or fees, (c) extensions of final maturity and (d) releases of all or substantially all of the value of the Guarantees or all or substantially all of the Collateral.

Amendments and waivers with respect to the Senior Secured Credit Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Term Loans and Revolving Commitments (the “Required Lenders”), except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of any amortization or final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages, (ii) releases of all or substantially all the Collateral (other than in connection with any sale of Collateral permitted by the Senior Secured Facilities) and (iii) releases of all or substantially all of the Guarantors (other than in connection with the release or sale of the relevant Guarantor permitted by the Senior Secured Facilities).

The Senior Secured Credit Documentation shall provide that, so long as no payment or bankruptcy (with respect to the Borrower) event of default is continuing and not more than $50 million of Revolving Loans (but excluding for purposes of such calculation any issued and undrawn Letters of Credit) are outstanding, (a) Term Loans may be purchased and assigned on a non-pro rata basis through Dutch auction or similar procedures to be agreed that are offered to all Lenders on a pro rata basis in accordance with procedures to be agreed and subject to restrictions to be agreed and (b) the Sponsor, the Borrower and any other affiliates of the Borrower shall be eligible assignees; provided that (i) Term Loans owned or held by the Sponsor and its affiliates shall not, in the aggregate, exceed 25% of the Term Loan Facility, (ii) Term Loans owned or held by the Sponsor or any of its affiliates shall be excluded in the determination of any Required Lender votes, (iii) neither the Sponsor nor any of its affiliates shall be permitted to attend any “lender-only” conference calls or meetings or receive any related “lender-only” information and (iv) any such loans acquired by the Borrower or any of its subsidiaries shall be cancelled promptly upon acquisition thereof.

The Senior Secured Credit Documentation shall contain customary provisions for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as the Required Lenders shall have consented thereto.

The Senior Secured Credit Documentation shall contain customary provisions relating to “defaulting” Lenders (including provisions relating to providing cash collateral to support Swingline Loans or Letters of Credit, the suspension of voting rights, rights to receive certain fees, and termination or assignment of commitments or Loans of such Lenders).

Expenses and Indemnification:	If the Closing Date occurs, the Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Lead Arrangers associated with the syndication of the Senior Secured Facilities and the preparation, execution, delivery and administration of the Senior Secured Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of one counsel to the Administrative Agent and the Commitment Parties taken as a whole and, if necessary, of one local counsel and one regulatory counsel in any applicable jurisdiction (and, solely in the case of any conflict of interest, one additional counsel to the affected indemnified persons, taken as a whole)) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of one counsel to the Administrative Agent and the Lenders taken as a whole and, if necessary, of one local counsel and one regulatory counsel in any applicable jurisdiction (and, solely in the case of any conflict of interest, one additional counsel to the affected indemnified persons, taken as a whole)) in connection with the enforcement of the Senior Secured Credit Documentation.

The Administrative Agent, the Lead Arrangers and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses (including the reasonable fees, disbursements and other charges of one counsel to the indemnified persons taken as a whole (and, in the case of any conflict of interest, one additional counsel to the affected indemnified persons, taken as a whole) and, if necessary, one local counsel and one regulatory counsel in any applicable jurisdiction) incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except (i) to the extent they are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from the gross negligence, bad faith or willful misconduct of the relevant indemnified person (or its related parties) or (ii) to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from a material breach of the obligations of such indemnified person under the Senior Secured Credit Documentation.

Governing Law and Forum:	New York.

Counsel to the Administrative Agent and the Commitment Parties:	Simpson Thacher & Bartlett LLP.

Annex I to Exhibit B
INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR plus the Applicable Margin or (b) the Eurodollar Rate, plus the Applicable Margin; provided that all Swingline Loans shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the federal funds effective rate from time to time plus 0.50% and (iii) the Eurodollar Rate applicable for an interest period of one month plus 1.00%; provided, however, that notwithstanding the rate calculated in accordance with the foregoing, at no time shall the ABR for the Term Loan Facility be deemed to be less than 2.75% per annum.

“ABR Loans” means Loans bearing interest based upon the ABR.

“Applicable Margin” means (a) with respect to Revolving Loans (including Swingline Loans), (i) 3.75% in the case of ABR Loans and (ii) 4.75% in the case of Eurodollar Loans and (b) with respect to Term Loans (i) 3.75%, in the case of ABR Loans and (ii) 4.75%, in the case of Eurodollar Loans. The foregoing margins applicable to Revolving Loans shall be subject to reduction after financial statements have been delivered for the first full fiscal quarter after the Closing Date of in amounts and at Total Leverage Ratios to be agreed.

“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months (as selected by the Borrower) appearing on LIBOR01 Page published by Reuters; provided, however, that notwithstanding the rate calculated in accordance with the foregoing, at no time shall the Eurodollar Rate for the Term Loan Facility be deemed to be less than 1.75% per annum.

“Eurodollar Loans” means Loans bearing interest based upon the Eurodollar Rate.

Interest Payment Dates:	In the case of ABR Loans, quarterly in arrears.

In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

At the Borrower’s option, an AHYDO “catch-up” payment provision may be included and any payments thereunder will be permitted under the Credit Facilities.

Commitment Fees:	The Borrower shall pay a commitment fee calculated at a rate per annum equal to 0.75% on the average daily unused portion of the Revolving Facility, payable quarterly in arrears. Swingline Loans shall, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Facility.

The foregoing commitment fees under the Revolving Facility shall be subject to reduction after financial statements have been delivered for the first full fiscal quarter after the Closing Date to 0.625% per annum and 0.50% per annum based upon Total Leverage Ratios to be agreed.

Letter of Credit Fees:	The Borrower shall pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving Facility on the face amount of each such Letter of Credit. Such fee shall be shared ratably among the Lenders participating in the Revolving Facility and shall be payable quarterly in arrears.

A fronting fee in an amount equal to 0.25% on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:	At any time when the Borrower is in default in the payment of any amount under the Senior Secured Facilities, after giving effect to any applicable grace period, such overdue amounts shall bear interest at 2.00% per annum above the rate otherwise applicable thereto (or, in the event there is no applicable rate, 2.00% per annum in excess of the rate otherwise applicable to Revolving Loans maintained as ABR Loans from time to time).

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans, the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

B-1-2

EXHIBIT C
PROJECT BLUE
Bridge Facility
Summary of Terms and Conditions
     Set forth below is a summary of the principal terms and conditions for the Bridge Facility. The definitive documentation for the Bridge Facility will not contain any principal terms other than those set forth or referred to in this Exhibit C, the Commitment Letter to which this Exhibit C is attached or the Fee Letter. Capitalized terms used but not defined herein shall have the meanings set forth in the Commitment Letter to which this Exhibit C is attached and Exhibits A, B and D attached thereto.
1. PARTIES

Borrower:	Initially, Blue Acquisition Sub, Inc., a Delaware corporation, and, following the Acquisition, the Target as the survivor of the merger contemplated thereby (the “Borrower”).

Guarantors:	The Bridge Facility shall be jointly and severally guaranteed by the persons required to guarantee the obligations of the Borrower under the Senior Secured Facilities.

The guarantees of the Initial Bridge Loans and the Extended Term Loans shall rank pari passu with all senior indebtedness and shall rank senior to all subordinated indebtedness of such Guarantors.

Lead Arrangers and Bookrunners:	J.P. Morgan Securities LLC (“JPMSLLC”) and Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays Capital”; together with JPMSLLC in such capacity, the “Bridge Lead Arrangers”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”) will act as the Administrative Agent for the Lenders holding the Initial Bridge Loans (as defined below) from time to time.

Lenders:	A syndicate of banks, financial institutions and other entities arranged by the Commitment Parties in consultation with the Borrower (collectively, the “Lenders”).

2. TYPE AND AMOUNT OF BRIDGE FACILITY

Initial Bridge Loans:	The Lenders will make senior unsecured loans (the “Initial Bridge Loans”) to the Borrower on the Closing Date in an aggregate principal amount not to exceed $900 million.

Availability:	The Lenders will make the Initial Bridge Loans on the Closing Date.

Use of Proceeds:	The proceeds of the Initial Bridge Loans will be used to finance a portion of the Transactions.

Maturity/Exchange:	The Initial Bridge Loans will initially mature on the first anniversary of the Closing Date (the “Initial Bridge Loan Maturity Date”), which shall be extended as provided below. If any of the Initial Bridge Loans have not been previously repaid in full on or prior to the Initial Bridge Loan Maturity Date and no bankruptcy (with respect to the Borrower) event of default then exists, such Initial Bridge Loans shall automatically be extended to the eighth anniversary of the Closing Date (the “Extended Term Loans”). The Lenders in respect of such Extended Term Loan will have the option at any time or from time to time after the Initial Bridge Loan Maturity Date to receive Exchange Notes (the “Exchange Notes”) in exchange for such Extended Term Loans having the terms set forth in the term sheet attached hereto as Annex I; provided that a Lender may not elect to exchange its outstanding Extended Term Loans for Exchange Notes unless the conditions set forth in Annex I under “Principal Amount” have been satisfied.

The Initial Bridge Loans, the Extended Term Loans and the Exchange Notes shall be pari passu for all purposes.

Interest:	Prior to the Initial Bridge Loan Maturity Date, the Initial Bridge Loans will accrue interest at a rate per annum equal to the Adjusted LIBOR (as defined below) plus 875 basis points (the “Initial Margin”). Such spread over Adjusted LIBOR will increase by 50 basis points at the end of each three-month period after the Closing Date. Notwithstanding the foregoing, the interest rate in effect on the Initial Bridge Loans at any time prior to the Initial Bridge Loan Maturity Date shall not exceed an amount that causes either the weighted average per annum yield to maturity payable by the Borrower with respect to the Bridge Facility, the Senior Notes and any debt securities substituted therefor (calculated in accordance with the Fee Letter) to exceed the Weighted Average Bridge Cap (as defined in the Fee Letter) or the weighted average per annum yield to maturity payable by the Borrower with respect to the Debt Financing (as defined in the Fee Letter) to exceed the Weighted Average Financing Cap (as defined in the Fee Letter). At any time when the Borrower is in default in the payment of any amount under the Bridge Facility, such overdue amount shall bear interest at 2.00% per annum above the rate otherwise applicable thereto.

Following the Initial Bridge Loan Maturity Date, all outstanding Extended Term Loans will accrue interest at the rate provided for Exchange Notes in Annex I hereto.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days.

“Adjusted LIBOR” on any date, means the greater of (i) 1.75% and (ii) the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a three-month (or six-month, in the case of Extended Term Loans) period appearing on the LIBOR01 Page published by Reuters two business days prior to such date.

Interest will be payable (or shall accrue) in arrears, (a) for the Initial Bridge Loans, at the end of each fiscal quarter of the Borrower following the Closing Date and on the Initial Bridge Loan Maturity Date, and (b) for the Extended Term Loans, semi-annually, commencing on the date that is six months after the Initial Bridge Loan Maturity Date and on the final maturity date.

3. CERTAIN PAYMENT PROVISIONS

Optional Prepayment:	The Initial Bridge Loans may be prepaid, in whole or in part in minimum amounts to be agreed, at the option of the Borrower, at any time upon three business days’ prior notice, at par plus accrued and unpaid interest.

Mandatory Redemption:	The Borrower will be required to prepay Initial Bridge Loans on a pro rata basis, at par plus accrued and unpaid interest, in each case subject to exceptions and baskets to be agreed that are not less favorable to the Borrower than those applicable to the Senior Secured Facilities, from 100% of (i) net cash proceeds of the issuance of the Senior Notes, (ii) the net cash proceeds from the issuance of any Refinancing Debt (to be defined), (iii) the net cash proceeds from an initial public offering and (iv) net cash proceeds of all non-ordinary course asset sales or dispositions (including as a result of casualty or condemnation) by the Borrower or any of its subsidiaries in excess of amounts either reinvested in accordance with the Senior Secured Credit Facilities or required to repay the Senior Secured Credit Facilities.

The Borrower will also be required to make a mandatory offer to purchase the Initial Bridge Loans following the occurrence of a change of control (to be defined) at 100% of the outstanding principal amount thereof plus accrued and unpaid interest.

4. CERTAIN CONDITIONS

Conditions Precedent:	The availability of the Bridge Facility on the Closing Date will be subject only to (a) the conditions precedent set forth in Section 6 of the Commitment Letter and on Exhibit D, and (b) the accuracy in all material respects of the representations and warranties (subject to the Conditionality Provision).

5. DOCUMENTATION

Senior Bridge Credit Documentation:
The definitive documentation for the Bridge Facility (the “Senior Bridge Credit Documentation”) shall contain the terms and conditions set forth in this Commitment Letter and such other terms as the Borrower and the Bridge Lead Arrangers shall agree, it being understood and agreed that such documentation will give due regard to (i) the operational requirements of the Borrower and its subsidiaries in light of their size, industry and practices and the Projections, (ii) the Sponsor Model and (iii) the description of notes used to market the Senior Notes prior to the Closing Date as it may be modified in light of then prevailing market conditions and practices ((i), (ii) and (iii) collectively, the “Documentation Considerations”).

Representations and Warranties:	Usual for facilities and transactions of this type, and others as reasonably agreed by the Bridge Lead Arrangers and the Lenders and consistent, to the extent applicable, with those in the Senior Secured Credit Documentation.

Covenants:	The Senior Bridge Credit Documentation will contain such affirmative and incurrence-based negative covenants (but not financial maintenance covenants) as are usual and customary for bridge loan financings of this type (consistent with the Documentation Considerations), it being understood and agreed that the covenants of the Initial Bridge Loans (and the Extended Term Loans and the Exchange Notes) shall in no event be more restrictive than the corresponding covenants in the Senior Secured Facilities; prior to the Initial Bridge Loan Maturity Date, certain covenants of the Initial Bridge Loans will be more restrictive than those of the Extended Term Loans and the Exchange Notes, as reasonably agreed by the Bridge Lead Arranger and the Borrower.

Voting:	Amendments and waivers of the Senior Bridge Credit Documentation will require the approval of Lenders holding more than 50% of the outstanding Initial Bridge Loans, except that (a) the consent of each affected Lender will be required for (i) reductions of principal, interest rate or spreads, (ii) except as provided under “Maturity/Exchange” above, extensions of the Initial Bridge Loan Maturity Date and (iii) additional restrictions on the right to exchange Extended Term Loans for Exchange Notes or any amendment of the rate of such exchange and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages set forth in the definition of “required lenders” or any similar defined term and (ii) releases of all or substantially all of the Guarantors (other than in connection with the release or sale of the relevant

Guarantor permitted by the Senior Bridge Credit Documentation).

Assignment and Participation:	Subject to the prior approval of the Administrative Agent, the Lenders will have the right to assign Initial Bridge Loans and commitments without the consent of the Borrower; provided that, prior to the Initial Bridge Loan Maturity Date, the consent of the Borrower shall be required with respect to any assignment that would result in the Commitment Parties holding less than 50.1% of the aggregate outstanding principal amount of the Initial Bridge Loans. Assignments will be by novation that will release the obligation of the assigning Lender.

The Lenders will have the right to participate their Initial Bridge Loans to other financial institutions without restriction, other than customary voting limitations. Participants will have the same benefits as the selling Lenders would have (and will be limited to the amount of such benefits) with regard to yield protection and increased costs, subject to customary limitations and restrictions.

Yield Protection:	Substantially similar to those contained in the Senior Secured Facilities.

Expenses and Indemnification:	If the Closing Date occurs, the Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Bridge Lead Arrangers associated with the syndication of the Bridge Facility and the preparation, execution, delivery and administration of the Senior Bridge Credit Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of one counsel to the Administrative Agent and the Commitment Parties taken as a whole and, if necessary, of one local counsel and one regulatory counsel in any applicable jurisdiction) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders (including the fees, disbursements and other charges of one counsel to the Administrative Agent and the Lenders taken as a whole and, if necessary, of one local counsel and one regulatory counsel in any applicable jurisdiction) in connection with the enforcement of the Senior Bridge Credit Documentation.

The Administrative Agent, the Bridge Lead Arrangers and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses (including the reasonable fees, disbursements and other charges of one counsel to the indemnified persons taken as a whole (and, in the case of any conflict of interest, one additional counsel to the affected indemnified persons, taken as a whole) and, if necessary, one local counsel and one regulatory counsel in any applicable jurisdiction) incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except (i) to the extent they are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from the gross negligence, bad faith or willful misconduct of the relevant indemnified person (or its related parties) or (ii) to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from a material breach of the obligations of such indemnified person under the Senior Bridge Credit Documentation.

Governing Law and Forum:	New York.

Counsel to the Administrative Agent and the Commitment Parties:	Simpson Thacher & Bartlett LLP.

Annex I to Exhibit C
Summary of Terms and Conditions
of Exchange Notes and Extended Term Loans
     Capitalized terms used but not defined herein have the meanings set forth or referred to in the Exhibit C to which this Annex I is attached.

Issuer:	The Borrower (in its capacity as issuer, the “Issuer”) will issue Exchange Notes under an indenture that complies with the Trust Indenture Act (the “Indenture”).

Guarantors:	Same as the Initial Bridge Loans.

The guarantees of the Exchange Notes shall rank pari passu with all senior indebtedness and shall rank senior to all subordinated indebtedness of such Guarantors.

Principal Amount:	The Exchange Notes will be available only in exchange for the Extended Term Loans on or after the Initial Bridge Loan Maturity Date. The principal amount (plus any accrued interest not required to be paid in cash) of any Exchange Note will equal 100% of the aggregate principal amount of the Extended Term Loan for which it is exchanged; provided that no Exchange Notes shall be issued until the Borrower shall have received requests to issue at least $50 million in aggregate principal amount of Exchange Notes.

Maturity:	The Exchange Notes and the Extended Term Loans will mature on the 8th anniversary of the Closing Date.

Interest Rate:	The Exchange Notes and the Extended Term Loans will bear interest at a rate (the “Extended Interest Rate”) equal to the Initial Rate (as defined below) plus the Exchange Spread (as defined below) ; provided that the Extended Interest Rate shall not at any time exceed a rate equal to an amount that causes either the weighted average per annum yield to maturity payable by the Borrower with respect to the Bridge Facility (including the Extended Term Loans and the Exchange Notes), the Senior Notes and any debt securities substituted therefor (calculated in accordance with the Fee Letter) to exceed the Weighted Average Bridge Cap (as defined in the Fee Letter) or the weighted average per annum yield to maturity payable by the Borrower with respect to the Debt Financing (as defined in the Fee Letter) to exceed the Weighted Average Financing Cap (as defined in the Fee Letter).

At any time when the Borrower is in default in the payment of any amount under the Exchange Notes or Extended Term Loans, such overdue amount shall bear interest at 2.00% per annum above the rate otherwise applicable thereto.

“Exchange Spread” shall equal 0 basis points during the three-month period commencing on the Initial Bridge Loan Maturity Date and shall increase by 50 basis points at the beginning of each subsequent three-month period.

“Initial Rate” shall be determined on the Initial Bridge Loan Maturity Date and shall equal the interest rate borne by the Initial Bridge Loans on the day immediately preceding the Initial Bridge Loan Maturity Date plus 50 basis points.

Interest will be payable in arrears semi-annually commencing on the date that is six months following the Initial Bridge Loan Maturity Date and on the final maturity date.

At the Issuer’s option, an AHYDO “catch-up” payment provision may be included and any payments thereunder will be permitted under the Extended Term Loans, the Exchange Notes and the Senior Notes.

Optional Redemption:	Subject to the following paragraph, the Extended Term Loans and the Exchange Notes may be redeemed, in whole or in part, at the option of the Issuer, at any time at par plus accrued and unpaid interest to the redemption date.

Any Lender that surrenders an Extended Term Loan for an Exchange Note shall have the right at such time to fix the interest rate on such Exchange Note (a “Fixed Rate Exchange Note”) at a rate equal to the then applicable rate of interest on such Exchange Note; provided that if such election is necessary for a bona fide sale of such Fixed Rate Exchange Note to a non-affiliated third party at par plus all accrued and unpaid interest to the date of such sale, the interest rate on the Fixed Rate Exchange Note shall be set at a rate that at the time of such sale does not exceed an amount that causes the weighted average per annum yield to maturity payable by the Borrower with respect to the Bridge Facility (including the Exchange Notes), the Senior Notes and any debt securities substituted therefor (calculated in accordance with the Fee Letter) to exceed the Weighted Average Bridge Cap (as defined in the Fee Letter) or the weighted average per annum yield to maturity payable by the Borrower with respect to the Debt Financing (as defined in the Fee Letter) to exceed the Weighted Average Financing Cap (as defined in the Fee Letter). If such Lender exercises such right, such Fixed Rate Exchange Note will be (a) non-callable for the first four years from the Closing Date (subject to a 35% equity clawback within the first three years after the Initial Bridge Loan Maturity Date and make-whole provisions); and (b) thereafter, callable at par plus accrued interest plus a premium equal to 50% of the coupon in effect on such Fixed Rate Exchange Note, which premium shall decline ratably on each yearly anniversary of the date of such sale to zero one year prior to the maturity of the

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Fixed Rate Exchange Notes; provided that so long as any such Fixed Rate Exchange Notes are held by the Initial Bridge Lenders or their affiliates (excluding any Asset Management Affiliates (as defined in the Fee Letter)), such notes shall be callable at par plus accrued and unpaid interest.

Mandatory Offer to Purchase:	The Issuer will be required to offer to repurchase the Extended Term Loans and the Exchange Notes upon the occurrence of a change of control (which offer shall be at (i) in the case of Extended Term Loans, 100% of the principal amount of such Extended Term Loans, (ii) in the case of Exchange Notes the interest rate for which has not been fixed in accordance with the terms hereof, 100% of the principal amount of such Exchange Notes and (iii) in the case of Fixed Rate Exchange Notes, 101% of the principal amount of such Fixed Rate Exchange Notes, in each case plus accrued and unpaid interest).

Registration Rights:	The Issuer will use commercially reasonable efforts to file within 90 days after the date of the first issuance of the Exchange Notes (the “Issue Date”), and will use its commercially reasonable efforts to cause to become effective as soon thereafter as practicable, a shelf registration statement with respect to the Exchange Notes (a “Shelf Registration Statement”) and/or a registration statement relating to a Registered Exchange Offer (as described below). If a Shelf Registration Statement is filed, the Issuer will keep such registration statement effective and available (subject to customary exceptions) until it is no longer needed to permit unrestricted resales of Exchange Notes but in no event longer than 1 year from the issuance of any Exchange Note.

If within 210 days from the Issue Date, a Shelf Registration Statement for the Exchange Notes has not been declared effective or the Issuer has not effected an exchange offer (a “Registered Exchange Offer”) whereby the Issuer has offered registered notes having terms identical to the Exchange Notes (the “Substitute Notes”) in exchange for all outstanding Exchange Notes (it being understood that a Shelf Registration Statement is required to be made available in respect of Exchange Notes the holders of which could not receive Substitute Notes through the Registered Exchange Offer that, in the opinion of counsel, would be freely saleable by such holders without registration or requirement for delivery of a current prospectus under the Securities Act of 1933, as amended (other than a prospectus delivery requirement imposed on a broker-dealer who is exchanging Exchange Notes acquired for its own account as a result of a market making or other trading activities)), then the Issuer will pay liquidated damages of 0.25% per annum on the principal amount of Exchange Notes and Extended Term Loans outstanding to holders thereof who are, or would be, unable freely to transfer Exchange Notes from and

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including the 211th day after the Issue Date (the “Default Registration Date”) to but excluding the earlier of the effective date of such Shelf Registration Statement or the date of consummation of such Registered Exchange Offer (such damages may be payable, at the option of the Borrower, in the form of additional Exchange Notes). Such liquidated damages shall increase by 0.25% per annum on the date that is 3 months after the Default Registration Date to a maximum of 1.00% per annum. The Issuer will also pay such liquidated damages for any period of time (subject to customary exceptions) following the effectiveness of a Shelf Registration Statement that such Shelf Registration Statement is not available for resales thereunder. In addition, unless and until the Issuer has consummated the Registered Exchange Offer and, if required, caused the Shelf Registration Statement to become effective, the holders of the Exchange Notes will have the right to “piggy-back” the Exchange Notes in the registration of any debt securities (subject to customary scale-back provisions) that are registered by the Issuer (other than on a Form S-4) unless all the Exchange Notes and Extended Term Loans will be redeemed or repaid from the proceeds of such securities.

Right to Transfer Exchange Notes:	The holders of the Exchange Notes shall have the absolute and unconditional right to transfer such Exchange Notes in compliance with applicable law to any third parties.

Covenants:	Customary for high yield senior debt offerings after giving due regard to the Documentation Considerations, subject to modifications to reflect current market conditions and other changes to be mutually agreed.

Events of Default:	Customary for high yield senior debt offerings after giving due regard to the Documentation Considerations, subject to modifications to reflect current market conditions and other changes to be mutually agreed.

Governing Law and Forum:	New York.

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EXHIBIT D
PROJECT BLUE
Conditions
     The availability of the Credit Facilities shall be subject to the satisfaction of the following conditions (subject to the Conditionality Provision). Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit D is attached and in Exhibits A, B and C thereto.
          1. Each Loan Party to be party thereto shall have executed and delivered the Senior Secured Credit Documentation and, if applicable, the Senior Bridge Credit Documentation (collectively, the “Credit Facilities Documentation”) on terms consistent with the Commitment Letter or otherwise reasonably satisfactory to both the Loan Parties and the Commitment Parties, and the Commitment Parties shall have received:
a.	customary closing certificates;

b.	customary legal opinions; and

c.	a certificate from the chief financial officer or chief executive officer of Holdings or the Borrower in the form attached hereto as Annex I, certifying that Holdings and its subsidiaries, on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby, are solvent.
          2. Substantially concurrently with the initial fundings contemplated by the Commitment Letter, (a) the Borrower shall have received cash proceeds from cash equity contributions of the Sponsor to Holdings (which to the extent constituting other than common equity of Holdings which is then contributed as common equity of the Borrower, such capital shall be on terms and conditions and pursuant to documentation reasonably satisfactory to the Lead Arrangers) and the contribution thereof to the Borrower in an amount equal to at least 30% of total capitalization of Holdings and the Borrower, (b) as a condition to the funding of the Senior Secured Facilities, the Borrower shall receive $900 million in aggregate gross cash proceeds from the issuance of the Senior Notes and/or the borrowing of the Initial Bridge Loans under the Bridge Facility (or such lesser amount determined by the Borrower to be necessary to consummate the Transactions), and (c) as a condition to the funding of the Bridge Facility, the Borrower shall receive $1,750 million in gross proceeds from the borrowing of the term loans under the Senior Secured Facilities (or such lesser amount determined by the Borrower to be necessary to consummate the Transactions).
          3. On the Closing Date, after giving effect to the Transactions, neither the Borrower nor any of its subsidiaries shall have any material indebtedness for borrowed money other than the Senior Secured Facilities, the Bridge Facility (or the Senior Notes issued in lieu of the Bridge Facility) and other indebtedness expressly contemplated by the Purchase Agreement.
          4. The Acquisition (including, in case the Acquisition is consummated by means of a cash tender offer, the Short-Form Merger) shall be consummated pursuant to the Purchase Agreement, substantially concurrently with the initial funding of the Credit Facilities, and no provision thereof shall have been amended or waived, and no consent shall be given or request shall have been made by Holdings or Borrower resulting in an action taken by Target or its subsidiaries thereunder, in any manner materially adverse to the interests of the Lead Arrangers or the Lenders (it being understood that (a) any reduction in the purchase price of, or consideration for, the Acquisition is not material and adverse to the interests of the Lead Arrangers or the Lenders, but shall reduce the Bridge Facility (and, after reduction of the Bridge Facility to $0, the Term Loan Facility) on a dollar-for-dollar basis and (b) any amendment to the definition of “Material Adverse Effect” is material and adverse to the interests of the Lead Arrangers and the Lenders) without the prior written consent of the Commitment Parties (not to be unreasonably withheld or delayed).
          5. Since June 30, 2010, no Material Adverse Effect (as defined in the Purchase Agreement) shall have occurred.
          6. No bankruptcy or payment default under the Credit Facilities Documentation shall have occurred and be continuing.
          7. The ratio of total debt of the Target and its consolidated subsidiaries (as determined in accordance with GAAP) to EBITDA, calculated on a pro forma basis for the Transactions for the four most-recent fiscal quarters ended not less than 45 days prior to the Closing Date, shall not be more than 6.20 to 1.00; provided that any increase in the Term Loan Facility resulting from any “flex” imposed by the Commitment Parties pursuant to the Fee Letter shall be disregarded for purposes of such calculation.
     For purposes of this condition, EBITDA shall be defined as consolidated net income (as determined in accordance with GAAP) plus, to the extent deducted in determining consolidated net income, (i) interest expenses, (ii) taxes, (iii) depreciation, (iv) amortization, (v) other non-cash charges (including write offs and write downs) and expenses, (vi) any extraordinary losses or charges and (vii) costs associated with the Transactions, minus, to the extent included in determining consolidated net income, any extraordinary gains. Notwithstanding the foregoing, EBITDA shall be $113.7 million, $123.7 million, $106.2 million and $117.2 million for the fiscal quarters ended September 30, 2009, December 31, 2009, March 31, 2010 and June 30, 2010, respectively.
          8. The closing of the Credit Facilities shall have occurred on or before the Expiration Date.
          9. The Commitment Parties shall have received (a) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target and its subsidiaries, for the three most recently completed fiscal years ended at least 90 days before the Closing Date and (b) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Target and its subsidiaries, for each subsequent fiscal quarter ended at least 45 days before the Closing Date; provided that filing of the required financial statements on form 10-K and form 10-Q by the Target will satisfy the foregoing requirements with respect to the Target and its subsidiaries.
          10. The Commitment Parties shall have received a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Target and its subsidiaries as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date (or 90 days in case such four-fiscal quarter period is the end of the Target’s fiscal year so long as a customary description of recent results is included in the relevant marketing materials), prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements).
          11. As a condition to the availability of the Bridge Facility, (a) the Investment Banks (as defined in the Fee Letter referred to in the Commitment Letter) shall have received, not later than 15 consecutive business days prior to the Closing Date (provided that such 15-business day period shall

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begin on or after September 7, 2010 and end on or prior to December 16, 2010 or begin on or after January 2, 2011), a customary preliminary prospectus or preliminary offering memorandum, including financial statements, pro forma financial statements, business and other financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act of 1933 and of type and form customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents to consummate the offering of the Senior Notes (with the exception of a consolidating footnote to the financial statements for guarantors and non-guarantors, financial information, as such information may be expressed in the body of the relevant disclosure document with disclosure customary for a Rule 144A offering) and an indication by the auditors of the Target that such auditors are prepared to issue customary comfort letters upon completion of customary procedures in connection with the offering of the Senior Notes, and (b) the Borrower shall ensure that such Investment Bank shall have been afforded a period of at least 15 consecutive business days upon receipt of the information described in clause (a), to seek to place the Senior Notes with qualified purchasers thereof; provided that such period shall begin on or after September 7, 2010 and end on or prior to December 16, 2010 or begin on or after January 2, 2011.
          12. The Administrative Agent shall have received at least 5 days prior to the Closing Date all documentation and other information as is reasonably requested in writing by the Administrative Agent about the Borrower and its subsidiaries and required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.
          13. Payment of all fees and expenses due to the Commitment Parties and the Lenders from the proceeds of the initial fundings under the Credit Facilities under the terms of the Commitment Letter and the Fee Letter.
          14. With respect to the Senior Secured Facilities, all actions necessary to establish that the Administrative Agent will have a perfected first priority security interest (subject to liens permitted under the Senior Secured Credit Documentation) in the Collateral under the Senior Secured Facilities shall have been taken; provided, however, that this condition is subject in all respects to the Conditionality Provision.
          15. The Lead Arrangers shall have been afforded a reasonable period of time to syndicate the Credit Facilities, which in no event shall be less than 15 consecutive business days from the date of delivery of the Confidential Information Memorandum to the Lenders; provided that such period shall begin on or after September 7, 2010 and end on or prior to December 16, 2010 or begin on or after January 2, 2011.

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Annex I to Exhibit D
FORM OF SOLVENCY CERTIFICATE
[____], 2010
          This Solvency Certificate is being executed and delivered pursuant to Section [___] of that certain [_____________________]1 (as amended, restated, amended and restated, extended, supplemented or otherwise modified in writing from time to time, the “Credit Agreement”; the terms defined therein being used herein as therein defined).
     I, [      ], the [Chief Financial Officer][Chief Executive Officer] of [Holdings][the Borrower], in such capacity and not in an individual capacity, hereby certify that I am the [Chief Financial Officer][Chief Executive Officer] of [Holdings][the Borrower] and that I am generally familiar with the businesses and assets of Holdings and its Subsidiaries (taken as a whole) and am duly authorized to execute this Solvency Certificate on behalf of [Holdings][the Borrower] pursuant to the Credit Agreement.
     I further certify, in my capacity as [Chief Financial Officer][Chief Executive Officer] of [Holdings][the Borrower], and not in my individual capacity, as of the date hereof and after giving effect to the Transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transactions, that, (i) the sum of the debt (including contingent liabilities) of Holdings, the Borrower and its subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of Holdings, the Borrower and its subsidiaries, taken as a whole; (ii) the capital of Holdings, the Borrower and its subsidiaries, taken as a whole, is not unreasonably small in relation to the business of Holdings, the Borrower or its subsidiaries, taken as a whole, contemplated as of the date hereof; and (iii) Holdings, Borrower and its subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts including current obligations beyond their ability to pay such debt as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).
[Remainder of page intentionally left blank]

[1]	Describe Credit Agreement

          IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

By:
	Name:	[ ______ ]
	Title:	[Chief Financial Officer] [Chief Executive Officer]

Solvency Certificate Signature Page